FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

4/30/02

For the month of April 2002

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X..... Form 40-F ....

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ....

List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934 1 April 2002 – 30 April 2002

Information	**Required by/when**
Public Announcements/Press	The Stock Exchange, London

Announcement
Purchase of Own Shares
(2 April 2002)

Announcement
Purchase of Own Shares
(3 April 2002)

Announcement
Purchase of Own Shares
(4 April 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(5 April 2002)

Announcement
Purchase of Own Shares
(5 April 2002)

Announcement
Purchase of Own Shares
(8 April 2002)

Announcement
Purchase of Own Shares
(9 April 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(10 April 2002)

Announcement
Purchase of Own Shares
(10 April 2002)

Announcement
Purchase of Own Shares
(11 April 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(12 April 2002)

Announcement
Purchase of Own Shares
(15 April 2002)

Announcement
Purchase of Own Shares
(17 April 2002)

Announcement
Purchase of Own Shares
(18 April 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(19 April 2002)

Announcement
Purchase of Own Shares
(19 April 2002)

Announcement
Mr N Rose informs Company of his beneficial interests.
(24 April 2002)

Announcement
Messrs Rose, Chase, Oates and Lord Blyth inform Company of their beneficial interests.
(25 April 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(26 April 2002)

Announcement
Purchase of Own Shares
(26 April 2002)

Announcement
Purchase of Own Shares
(29 April 2002)

Announcement
Purchase of Own Shares
(30 April 2002)

4 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:54 2 Apr 2002
Number	9041T

2 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 587,000 ordinary shares at an average price of 899.5p per share.

END

END

Company website

RNS | The company news service from the London Stock Exchange

5 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:02 3 Apr 2002
Number	9822T

3 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 425,000 ordinary shares at an average price of 899.50p per share.

END

END

Company website

RNS | The company news service from the London Stock Exchange

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:53 4 Apr 2002
Number	0582U

4 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,550,000 ordinary shares at an average price of 899.314p per share.

END

END

Company website

RNS | The company news service from the London Stock Exchange

Full Text Announcement

‹ Back/Next › Other Announcements from this Company Send to a Friend

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:26 5 Apr 2002
Number	0999U

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 5 April 2002 for the purposes of Section 329 of the Companies Act 1985:

1) that the trustee of the Diageo plc QUEST (the "Trust") has transferred 9,230 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 5 April 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
05.04.02	9,230	£3.54-£5.05

The total holding of the Trust now amounts to 2,321,778 Ordinary Shares.

2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") has transferred 39 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1. Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2. Transactions notified on 5 April 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred
05.04.02	39

The total holding of the Plan now amounts to 76,765 Ordinary Shares.

5 April 2002

END

Company website

◂ Back/Next ▸

9 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 5 Apr 2002
Number	1321U

5 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 2,000,000 ordinary shares at an average price of 899.50p per share.

END

END

Company website

10 OF 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:00 8 Apr 2002
Number	2100U

8 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,600,000 ordinary shares at an average price of 902.9063p per share.

END

END

Company website

11 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:02 9 Apr 2002
Number	2825U

9 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 160,000 ordinary shares at an average price of 905p per share.

END

END

Company website

RNS | The company news service from the London Stock Exchange

12 OF 29

Full Text Announcement

◂ Back/Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:34 10 Apr 2002
Number	3478U

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces the following:

1) that it received notification on 10 April 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the "Trustee"), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") that the following directors were allocated Ordinary shares of 28 101/108 pence ("Ordinary Shares") in the Company on 10 April 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 908.5p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	82,472
P S Walsh	440,027*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases and awards made by the Trustee on behalf of the Company on 10 April 2002 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 115,090 Ordinary Shares.

2) that it received notification on 10 April 2002 from Lord Blyth that he has purchased 821 Ordinary Shares on 10 April 2002 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 908.5p.

As a result of this purchase, Lord Blyth's interest in Ordinary Shares has increased to 13,635.

10 April 2002

END

Company website

‹ Back/Next ›

14 OF 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:05 10 Apr 2002
Number	3523U

10 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 30,000 ordinary shares at an average price of 905p per share.

END

END

Company website

15 OF 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:18 11 Apr 2002
Number	4295U

11 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 560,000 ordinary shares at an average price of 904.4375p per share.

END

END

Company website

16 OF 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:18 12 Apr 2002
Number	4819U

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 12 April 2002 for the purposes of Section 329 of the Companies Act 1985:

1. that the trustee of the Diageo plc QUEST (the "Trust") has transferred 14,066 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

   1. Executive directors who are potential beneficiaries of the Trust are:

      N C Rose

      P S Walsh

   2. Transactions notified on 12 April 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
12.04.02	14,066	£3.53 - £4.89

The total holding of the Trust now amounts to 2,307,712 Ordinary Shares.

2. that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") has transferred 292 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

   1. Executive directors who are potential beneficiaries of the Plan are:

      N C Rose

      P S Walsh

   2. Transactions notified on 12 April 2002 in relation to the Plan.

Date of Transaction	No. of Ordinary Shares Transferred
12.04.02	292

The total holding of the Plan now amounts to 114,798 Ordinary Shares.

12 April 2002

END

Company website

Clo

◂Back/Next▸

RNS | The company news service from the London Stock Exchange

18 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:58 15 Apr 2002
Number	5614U

15 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 820,613 ordinary shares at an average price of 905.0p per share.

END

END

Company website

19 OF 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 17 Apr 2002
Number	6983U

17 April 2002

Diageo PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average price of 900p per share.

END

END

Company website

20 OF 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:50 18 Apr 2002
Number	7669U

18 April 2002

Diageo PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 5,250,000 ordinary shares at an average price of 904.214p per share.

END

END

Company website

21 OF 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:44 19 Apr 2002
Number	8085U

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 19 April 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 13,992 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 19 April 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
19.04.02	13,992	£3.53-£5.05

The total holding of the Trust now amounts to 2,293,720 Ordinary Shares.

19 April 2002

END

Company website

22 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:47 19 Apr 2002
Number	8353U

19 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 475,000 ordinary shares at an average price of 903.0p per share.

END

END

Company website

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:34 24 Apr 2002
Number	0387V

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that Mr N C Rose, a director, notified the Company on 24 April 2002 that:

a) on 23 April 2002, he exercised options over 5,000 Ordinary Shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 13 June 1995 at a price per share of £4.02 and 16,393 Ordinary Shares granted on 12 June 1996 at a price per share of £4.29 under Executive Option Schemes of the Company; and

b) on 23 April 2002, he sold 16,393 Ordinary Shares at a price per share of £9.318.

As a result of these transactions Mr Rose's interest in Ordinary Shares (excluding options, awards under the Company's LTIPs and also interests as a potential beneficiary of the Diageo Employee Benefit Trust, the Diageo plc QUEST and the Grand Metropolitan No.2 Employee Share Trust) is 87,472.

24 April 2002

END

Company website

RNS | The company news service from the London Stock Exchange

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:04 25 Apr 2002
Number	0753V

TO: REGULATORY NEWS SERVICE

THE LONDON STOCK EXCHANGE

RE: CHAPTER 16 PARAGRAPH 13

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that the directors mentioned below are participants in the Diageo Dividend Reinvestment Plan and that ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") were purchased on 22 April 2002 (with a settlement date of 25 April 2002) at a price of £9.236 in respect of the interim ordinary dividend paid on 22 April 2002:

Name of Director	No. of Ordinary Shares
Lord Blyth	110
R F Chase	109
J K Oates	27
N C Rose	792

As a result of these transactions, the respective directors' interests in Ordinary Shares (excluding options, awards under the Company's LTIPs and also share interests as potential beneficiaries of the Diageo Employee Benefit Trust, the Diageo plc QUEST and the Grand Metropolitan No.2 Employee Share Trust) have increased to the following:

Name of Director	No. of Ordinary Shares
Lord Blyth	13,745
R F Chase	10,986
J K Oates	3,116
N C Rose	88,264

25 April 2002

END

RNS | The company news service from the London Stock Exchange

25 of 29

Full Text Announcement

Back/Next Other Announcements from this Company Send to a Friend

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:22 26 Apr 2002
Number	1706V

TO: RNS

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 26 April 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 24,515 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 26 April 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
26.04.02	24,515	£3.54-£5.05

The total holding of the Trust now amounts to 2,269,205 Ordinary Shares.

26 April 2002

END

Company website

26 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:55 26 Apr 2002
Number	1875V

26 April 2002

Diageo PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 190,000 ordinary shares at an average price of 918.1758p per share.

END

END

Company website

27 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:01 29 Apr 2002
Number	2571V

29 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,440,000 ordinary shares at an average price of 915p per share.

END

END

Company website

RNS | The company news service from the London Stock Exchange

28 of 29

Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 30 Apr 2002
Number	3330V

30 April 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,680,000 ordinary shares at an average price of 910p per share.

END

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date ..... 21 May 2002

By ....

Name: J Nicholls

Title: Assistant Secretary